SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Minutes of the meeting of the Board of Directors of Companhia de Bebidas das Américas - AmBev (“Company”), held on September 18, 2007, prepared in summary form.

1.
Date, time and venue: On September 18, 2007, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2.
Attendance: Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors in attendance:

4.1. Distribution of dividends and interest on own capital. To approve the distribution of (i) dividends, to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2007, at R$ 1.1100 per common share and R$ 1.2210 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“JCP”), related to the period from July through September 2007, to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2007, at R$ 0.4000 per common share and R$ 0.4400 per preferred share. The distribution of JCP shall be taxed pursuant to applicable law, which shall result in a net distribution of JCP of R$ 0.3400 per common share and R$ 0.3740 per preferred share.

4.1.1. The aforementioned payments shall be made as from October 10, 2007, subject to the approval by the next Annual General Meeting. The record date shall be September 25, 2007 for Bovespa shareholders and September 28, 2007 for ADR holders, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from September 26, 2007.

4.1.2. The net amount to be distributed as dividends and JCP shall be of R$ 1.4500 per common share and R$ 1.5950 per preferred share.

5.	Closing: With no further matters to be discussed, these minutes were prepared, and, after revised and unanimously approved by the Directors, duly executed.

São Paulo, September 18, 2007.

/s/	/s/
Victório Carlos De Marchi	Carlos Alves de Brito

/s/	/s/
Marcel Herrmann Telles	Carlos Alberto da Veiga Sicupira

/s/	/s/
Vicente Falconi Campos	Roberto Herbster Gusmão

/s/	/s/
José Heitor Attilio Gracioso	Luis Felipe Pedreira Dutra Leite

/s/	/s/
Johan M. J. J. Van Biesbroeck	Pedro de Abreu Mariani Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations